SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2007

AIR METHODS CORPORATION 401(k) PLAN
(Full title of plan)

Air Methods Corporation
7301 South Peoria St., Englewood, Colorado 80112
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan as of and for the years ended December 31, 2007 and 2006, prepared in accordance with the financial reporting requirements of ERISA, along with the reports thereon of independent registered public accounting firm, are provided beginning on page 1 attached hereto.

EXHIBIT

23.1 Consent of Ehrhardt, Keefe, Steiner & Hottman, P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Air Methods Corporation 401(k) Plan
(Name of Plan)

Dated: June 10, 2008	By:	/s/ Kathleen Ann Bailey
Kathleen Ann Bailey
Benefits and Compensation Manager
Air Methods Corporation
Plan Administrator

AIR METHODS CORPORATION 401(k) PLAN

Financial Statements
and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

AIR METHODS CORPORATION 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Plan Administrator, Committee, and Participants
Air Methods Corporation 401(k) Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of Air Methods Corporation 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for  benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i - schedule of assets (held at end of year) of the Air Methods Corporation 401(k) Plan as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2007, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Ehrhardt, Keefe, Steiner & Hottman, P.C.

June 6, 2008
Denver, Colorado

AIR METHODS CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Investments, at fair value
Mutual funds	68,189,193	54,723,424
Guaranteed interest account	6,796,738	6,251,815
Money market funds	2,284,121	2,485,610
Company stock	6,135,153	3,179,263
Loans to participants	1,790,549	1,709,370

Total investments	$85,195,754	68,349,482

Other receivables	$2012	0

Excess contributions payable	$38,143	0
Other liabilities	$26,954	0

Net assets available for benefits	$85,132,669	68,349,482

See accompanying notes to financial statements.

AIR METHODS CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Contributions:
Employer	$4,652,262	2,400,679
Participants	9,226,118	4,716,205
Rollover	814,639	479,659

	14,693,019	7,596,543

Investment income:
Net realized and unrealized appreciation of investments	3,414,438	4,673,684
Interest and dividends	4,720,075	2,288,716

Net investment income	8,134,513	6,962,400

Total additions	22,827,532	14,558,943

Deductions from net assets attributed to:
Distributions to participants including, administrative expenses and other	(6,044,345)	(3,043,320)

Net increase prior to asset transfers from other plan	16,783,187	11,515,623

Transfer of assets from other plan (Note 8)	0	22,771,247
Net increase in net assets available for benefits	16,783,187	34,286,870
Net assets available for benefits:
Beginning of year	68,349,482	34,062,612

End of year	$85,132,669	68,349,482

See accompanying notes to financial statements

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The Air Methods Corporation 401(k) Plan (the Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

(b)	Investments

As of November 1, 2006, the Plan’s investments are managed by Fidelity Management Trust Company (Fidelity), the trustee of the Plan (see Note 3). Investments in equities and mutual funds are stated at fair values based upon quoted market prices of securities underlying the funds. The common stock of the Employer is stated at fair value based upon published market price. The Cash Investment Money Market Fund is stated at cost, which approximates market. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Dividend income is recorded on the ex-dividend date. The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined- Contribution Health and Welfare and Pension Plans”, (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust.  As required by the FSP, the statement of Net Assets Available for Benefits presents the fair value of the investment.  No adjustment of the investment from fair value to contract value was required as contract value approximated the fair value as of December 31, 2007 and 2006.

As of December 31, 2006, $3,322,440 was invested in Wells Fargo Stable Return Fund. The guaranteed interest account (Stable Return Fund) is a common collective trust that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts. The crediting interest rates are fixed for the life of the underlying investments or change quarterly. The average yield for the year ended December 31, 2006 was approximately 4.37%.

(Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

As of December 31, 2007 and 2006, $6,796,738 and $2,929,375 was invested in Fidelity Stable Value Fund.  The guaranteed interest account (Stable Value Fund) is a common collective trust that is held in the general account of Fidelity. The Stable Value Fund invests in fully benefit responsive guaranteed investment contracts. The crediting interest rates are fixed for the life of the underlying investments or change quarterly. The average yields for the years ended December 31, 2007 and 2006 were approximately 4.49% and 4.42%, respectively.

(c)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account. Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. The loans bear interest at the prime rate plus 1% and have maximum terms of 5 years, except for loans for primary residences, which may have a term of up to 15 years. The interest rates on loans outstanding were 5% to 10.50% at December 31, 2007 with maturity dates ranging from January 2008 to September 2035.

(2)	Plan Description

The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (IRC). The plan was amended April 1, 2006.  The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan’s assets and valuation of the individual participant’s accounts.

Employees who have completed 1 month of service and are over the age of 18 are eligible to participate in the Plan.  Plan entry dates are the first day of January, April, July or October following eligibility.

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, the participants would become 100% vested in their accounts.

Each terminated participant is assessed an annual administrative fee, which is accounted for as a distribution and varies based upon the number of participants and rates negotiated by the Employer. All other plan expenses with the exception of loan and distribution fees are paid by the Employer.

(b)	Contributions

Through March 31, 2006, the Employer made discretionary matching contributions equal to 60% of the first 6% of compensation (the Employer matching contribution) contributed by the employee. Beginning April 1, 2006, the Employer matching contribution was equal to 70% of the first 8% of compensation.  The Employer also made discretionary profit-sharing contributions of 2% of compensation; the discretionary profit-sharing was discontinued as of April 1, 2006.

 (Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Participants may annually contribute any percentage of their annual compensation, subject to annual IRC limitations ($15,500 in 2007 and $15,000 in 2006). The contributions are invested at the direction of the participant in a variety of investment options.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Employer’s discretionary contributions and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Benefit Payments

Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement (age 59½), financial hardship, or termination of employment. Distributions are made in a lump-sum cash payment. Vested account balances greater than $1,000 but not exceeding $5,000 for terminated participants will be automatically distributed as rollovers into an Individual Retirement Account.

Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2007 or 2006.

(e)	Vesting

Participant contributions and employer discretionary profit sharing contributions and the earnings thereon are fully vested at all times. Vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

Years of service	Nonforfeitable Vested percentage
1	33.33%
2	66.67%
3	100.00%

At December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $141,000 and $11,000, respectively. These accounts will be used to reduce future Employer contributions. During 2007 and 2006 Employer contributions were reduced by approximately $0 and $97,000, respectively, from forfeited nonvested accounts.

 (Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Change in Retirement Services Provider and Plan Merger

After an evaluation of various retirement service providers, the Administrator of the Plan elected to change the Plan’s retirement service provider from Wells Fargo to Fidelity Investments (Fidelity) effective November 1, 2006.  In addition, a separate 401(k) plan Rocky Mountain Helicopters Employees’ 401(k) Plan, was also transferred from PNC Bank (PNC) to Fidelity.  On November 1, 2006, Plan assets of approximately $64 million were transferred from funds sponsored by Wells Fargo and PNC to funds sponsored by Fidelity.  The transfer did not result in any realized gains or losses to participants and did not change the terms of the Plan as described in the Description of the Plan section in Note 2 above.

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

Fair value 2007
Fidelity International Discovery	$11,931,067
Fidelity Capital Appreciation Fund	9,879,325
Royce Value Plus Ser Fund	6,900,071
Fidelity Stable Value Fund	6,796,738
Air Methods Corporation Common Stock	6,135,153
Rainer Small/Mid Cap	5,694,352
ABF Large Cap Value Fund	4,487,120

Fair value 2006
Fidelity International Discovery	$9,782,958
Fidelity Capital Appreciation Fund	8,624,065
Royce Value Plus Ser Fund	6,464,629
ABF Large Cap Value	4,270,629
Rainer Small/Mid Cap	4,058,135
NB Partners Trust Fund	3,750,385

Net appreciation (depreciation) in fair value for the years ended December 31, including realized and unrealized gains and losses, was as follows:

	2007	2006
Mutual funds	$894,898	3,431,507

Air Methods Corporation Common Stock	2,519,540	1,242,177

	$3,414,438	4,673,684

(Continued)

AIR METHODS CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(5)	Federal Income Taxes

As of November 1, 2006, and for the year ended December 31, 2007, the Plan operates under an opinion letter dated October 9, 2003 from the Internal Revenue Service stating that the Plan constitutes a qualified Plan under section 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes under provisions of applicable sections of the IRC.  The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Risks and Uncertainties

Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Related Party Transactions

Certain Plan investments are shares of money market funds, mutual funds and a common/collective trust managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions under ERISA.  Personnel and facilities of the Employer have been used to perform administrative functions for the Plan at no charge to the Plan.  In addition, the Plan holds common shares of Air Methods Corporation, the Plan Sponsor, which also qualifies as a party-in-interest transaction.  Participant loans also qualify as party-in-interest transactions.

(8)	Plan Merger

Effective November 1, 2006, the Rocky Mountain Helicopters Employees’ 401k Plan was merged into the Plan as a result of an acquisition made by the Company.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

(9)	Reconciliation to 5500

Total 2007 contributions and the December 31, 2007 accrual for excess contributions included in the financial statements are approximately $38,000 different than the amount shown on the 5500 due to an accrual for excess contributions recorded in the financial statements, which is not recorded in the 5500.

(10)	Subsequent Event

Effective March 1, 2008, the FSS Air Holdings, Inc and Subsidiaries Retirement Plan was merged into the Plan as a result of an acquisition made by the Company.  Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

(Continued)

Schedule H

AIR METHODS CORPORATION 401(k) PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

 December 31, 2007

Employer Identification Number: 84-0915893
Plan Number: 001
(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value

*	Fidelity Value Fund	Mutual Fund	3,409,118
*	Fidelity Leveraged Co Stk Fund	Mutual Fund	3,126,775
*	Fidelity Real Estate Invs Fund	Mutual Fund	443,600
*	Fidelity Balanced Fund	Mutual Fund	3,714,124
*	Fidelity International Discovery Fund	Mutual Fund	11,931,067
*	Fidelity Cap Appreciation Fund	Mutual Fund	9,879,325
*	Fidelity Freedom Income	Mutual Fund	16,771
*	Fidelity Freedom 2000	Mutual Fund	8,400
*	Fidelity Freedom 2010 Fund	Mutual Fund	536,538
*	Fidelity Freedom 2020 Fund	Mutual Fund	2,516,991
*	Fidelity Freedom 2030 Fund	Mutual Fund	2,364,666
	Spartan US Equity Index Fund	Mutual Fund	1,981,826
*	Fidelity US Bd Index Fund	Mutual Fund	445,127
*	Fidelity Freedom 2040 Fund	Mutual Fund	1,250,971
*	Fidelity Total Bond Fund	Mutual Fund	3,642,859
*	Fidelity Freedom 2005 Fund	Mutual Fund	39,363
*	Fidelity Freedom 2015 Fund	Mutual Fund	547,574
*	Fidelity Freedom 2025 Fund	Mutual Fund	335,722
*	Fidelity Freedom 2035 Fund	Mutual Fund	261,101
*	Fidelity Freedom 2045 Fund	Mutual Fund	59,407
*	Fidelity Freedom 2050 Fund	Mutual Fund	108,652
	Rainer Small Mid Cap Fund	Mutual Fund	5,694,352
	ABF Large Cap Value Fund	Mutual Fund	4,487,120
	NB Partners Trust Fund	Mutual Fund	4,149,922
	RS Partners A Fund	Mutual Fund	196,466
	Royce Opportunity S Fund	Mutual Fund	141,285
	Royce Value Plus Ser Fund	Mutual Fund	6,900,071

*	Fidelity Ret Govt MM Fund	Cash & Cash Equivalent	2,284,121

*	Fidelity Stable Value Fund	Common/Collective Fund	6,796,738

*	Air Methods Corporation Common Stock	Company Stock	6,135,153

*	Participant loans (interest rates ranging from 5.0 % to 10.50%), maturity dates January 2008 to September 2035, secured by participant account balances		1,790,549

			$85,195,754
* Represents a party-in-interest.
See accompanying report of Independent Registered Public Accounting Firm.